Exhibit 99.9

For Immediate Release

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

NICE Actimize Launches Notifications & Attestations Solution
to Monitor Regulatory Compliance and Ensure Organizational Efficiency

The policy management solution protects against fines,
compliance lapses and reputational risk

NEW YORK – January 20, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announces the launch of its new Actimize Notifications & Attestations compliance and policy management solution. The solution allows compliance professionals to monitor regulatory compliance, to gain better oversight of compliance teams, and to enhance the quality and resolution time of investigations.

NICE Actimize’s Notifications & Attestations Solution manages a critical communications problem that compliance officers often face with regulators. Driven by a perceived lack of oversight within compliance teams, regulators around the world are focused on ensuring that compliance professionals are up-to-date on every regulation, internal policy and procedure. Many organizations are unprepared for this close scrutiny and lack a transparent and automated approach for notifying teams beyond keeping email, spreadsheets or paper files.

In order to help compliance officers protect themselves and their organizations from possible fines, compliance lapses and reputational risks, the NICE Actimize solution’s robust feature set allows compliance managers to assemble new policies and operational updates, and to compile new or amended regulations. In addition, the solution works to distribute these updates to specific teams to ensure they will be reviewed. The solution also captures attestations, as well as tracks, monitors, and reports on status.

“Keeping the organization up to date on current and developing regulations is one of the top three, most time-consuming tasks for compliance officers,” said Danielle Tierney, senior analyst at Aite Group LLC, author of an upcoming report on operational challenges for compliance officers and trade surveillance specialists.

“The headlines are clear – personal and organizational accountability within compliance departments is here to stay,” said Chad Hetherington, Global Vice President & General Manager, Case Management, NICE Actimize. “In the United States, FinCEN is levying personal fines against non-compliant individuals, and in the UK, the Financial Conduct Authority (FCA) is increasingly asking for attestations from compliance and risk officers. We see this pattern around the world, and we think this solution will bring new tools that compliance officers can leverage to protect themselves, their departments, and their organizations in this environment.”

NICE Actimize’s Enterprise Risk Management solutions also include its Enterprise Risk Case Manager, which enhances operational efficiencies by automating and streamlining processes and facilitating a unified view of risk across lines of business, channels, products and customers.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.